May 5, 2005


By Facsimile and U.S. Mail


Mr. Jordan Copland
Chief Financial Officer
GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406


		RE:	GSI Commerce, Inc. Item 4.02 Form 8-K filed May 4,
2005
			File No.  0-16611


Dear Mr. Copland:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your report to disclose the amount of the restatement for the specific periods involved.
2. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal years ended January 1, 2005, January 3, 2004 and December 28, 2002 in light of the restatement you have disclosed. Additionally, tell us what effect the restatement had on your current evaluation of internal controls over financial reporting as of your fiscal year end
January 1, 2005.

You should file an amendment in response to this comment on or before
May 12, 2005.

If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318.


							Sincerely,



							Anthony Watson
						Staff Accountant

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May 5, 2005
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